Beyond Meat, Inc.

888 N. Douglas Street, Suite 100

El Segundo, California 90245

September 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010 Attention: Erin Purnell

Re:	Beyond Meat, Inc.

Registration Statement on Form S-3 (Registration No. 333-290573)

Request for Acceleration of Effective Date

To the addressee set forth above:

In accordance with Rule 461 under the United States Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-290573) (the “Registration Statement”) of Beyond Meat, Inc. (the “Company”).

We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on Tuesday, September 30, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Gregory Rodgers at (212) 906-2918 or Cathy Birkeland at (312) 876-7681.

Thank you for your assistance in this matter.

Sincerely,

Beyond Meat, Inc.

By:	/s/ Lubi Kutua
Name: Lubi Kutua
Title: Chief Financial Officer and Treasurer